U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

January 5, 2006

XYRATEX LTD

(Registrant’s name)

Langstone Road

Havant

PO9 ISA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYRATEX LTD
(Registrant)

	By	/s/ RICHARD PEARCE
Name: Richard Pearce
Title: Chief Financial Officer

Date: January 5, 2006

NEWS RELEASE

For Immediate Release

Xyratex Ltd Announces Results for the Fourth Quarter and Fiscal Year 2005

Q4 Revenues $203.6 million, up 74.4% Year over Year

Fiscal year 2005 Revenues $679.6 million, up 48% Year over Year

Havant, UK – January 5, 2006 – Xyratex Ltd (Nasdaq: XRTX), a leading provider of modular enterprise class data storage subsystems and storage process technology, today announced results for the fourth quarter and fiscal year ended November 30, 2005.  Revenues for the fourth quarter were $203.6 million, an increase of 74.4% compared to revenues of $116.7 million for the same period last year and a 24.2% increase compared to $163.9 million in the prior quarter.

For the fourth quarter, GAAP net income was $13.8 million, or $0.48 per diluted share compared to GAAP net income of $8.2 million in the same period last year. Non-GAAP net income from continuing operations increased 185.3% to $15.5 million, or a diluted earnings per share of $0.54, compared to non-GAAP net income of $5.4 million in the same quarter a year ago. A reconciliation between net income on a GAAP basis and net income on a non-GAAP basis is provided in a table immediately following the “Consolidated Statements of Cash Flows”, below.

Gross profit margin in the fourth quarter was 21.7%, compared to 20.7% in the same period last year and 20.2% in the prior quarter primarily due to business mix, particularly related to an increased proportion of Storage Infrastructure revenues.

Revenues for fiscal year 2005 were $679.6 million, an increase of 48%, compared to revenues of $459 million for fiscal year 2004.

GAAP net income for fiscal year 2005 was $42.2 million or $1.45 per diluted share compared to a GAAP net loss of $135.2 million for fiscal year 2004. The net loss for fiscal year 2004 includes non-cash equity compensation expense of $181.1 million. Non-GAAP net income from continuing operations for fiscal year 2005 increased 52.2% to $46.9 million, or a diluted earnings per share of $1.62, compared to non-GAAP net income from continuing operations of $30.8 million for fiscal year 2004.

“Xyratex posted an excellent performance during the quarter with revenues growing over 74% year over year. Our fiscal year performance was outstanding and reflects the continued strength of our customers in a growing market and the strong industry trends that our technology supports,” said Steve Barber, CEO of Xyratex. “The markets we serve are continuing to project strong growth and we believe we are well positioned to take advantage of this through our increased technology and growing OEM customer base.”

Business Highlights

•                  We achieved record revenues in both divisions while continuing to successfully integrate the recent acquisitions of Oliver Design and nStor.

•                  We expanded our Storage Infrastructure manufacturing facility in Malaysia with the addition of 40,000 square feet. This facility now has the additional manufacturing capability to meet the increased demand for our capital equipment.

•                  We announced the general availability of our Application Platform. This 2U 12 drive ATX based enclosure is the first in a family of products to be offered by Xyratex, specifically targeted at the Small-to-Medium size Business (SMB).

•                  We demonstrated the new 5402 4Gb/s RAID enclosure, which leverages technology from the nStor acquisition.

•                  We secured new design wins with Bright Systems, Compellent Technologies, Concurrent, Lefthand Networks, PowerFile, Rorke Data as well as a number of other Tier 2 and Tier 3 customers.

•                  We shipped 14 Media Precision Cleaning machines in the second half of fiscal year 2005 after the acquisition of Oliver Design as compared to 7 equivalent systems in the whole of 2004. In addition, we broadened the number of products we now ship to Komag to include both Media Precision Cleaning machines and Automation equipment.

Business Outlook

The following statements are based on current expectations. These statements are forward-looking, and actual results may differ materially. These statements do not include the potential impact of any future acquisitions or divestitures.

•                  Revenue in the first quarter of 2006 is projected to be in the range $167 to $177 million.

•                  Fully diluted earnings per share is anticipated to be between $0.10 and $0.17 on a GAAP basis in the first quarter. On a non-GAAP basis fully diluted earnings per share is anticipated to be between $0.18 and $0.25. Non-GAAP earnings per share excludes non-cash equity compensation, amortization of intangible assets, certain other acquisition related charges and related taxation expense.

Conference Call/Webcast Information

Xyratex quarterly results conference call will be broadcast live via the internet at www.xyratex.com/investors on Thursday, January 5, 2006 at 1:30 p.m. Pacific Time/4:30 p.m. Eastern Time. You can also access the conference call by dialing +1 (866) 383-7989 in the United States and +1 (617) 597-5328 outside of the United States, passcode 57375246. The press release will be posted to the company web site www.xyratex.com.

A replay will be available through January 12, 2006 following the live call by dialing +1 (888) 286-8010 in the United States and +1 (617) 801-6888 outside the United States, replay code 90950770

Safe Harbor Statement

This press release contains forward–looking statements that involve risks and uncertainties. These forward-looking statements include projected revenue and fully diluted earnings per share data (on a GAAP and non-GAAP basis) for the first quarter. Such statements are only predictions and involve risks and uncertainties such that actual results and performance may differ materially. Factors that might cause such a difference include successful integration of nStor’s assets and employees into Xyratex, building future disk cleaning products, Xyratex’s inability to compete successfully in the competitive and rapidly changing marketplace, failure to retain key employees, cancellation or delay of projects and adverse general economic conditions in the U.S. and internationally. These risks and other factors include those listed under “Risk Factors” and elsewhere in Xyratex’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission (File No. 000-50799). In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

About Xyratex

Xyratex is a leading provider of enterprise class data storage subsystems and network technology. The company designs and manufactures enabling technology that provides OEM and disk drive manufacturer customers with data storage products to support high-performance storage and data communication networks. Xyratex has over 20 years of experience in research and development relating to disk drives, storage systems and high-speed communication protocols.

Founded in 1994 in a management buy-out from IBM, and with its headquarters in the UK, Xyratex has an established global base with R&D and operational facilities in Europe, the United States and South East Asia.  For more information, visit www.xyratex.com.

Contacts:

Xyratex Investor Relations
Brad Driver
Tel: +1 (408) 325-7260
Email: bdriver@us.xyratex.com
Website: www.xyratex.com

Xyratex Public Relations
Curtis Chan
CHAN & ASSOCIATES, INC.
Tel: +1 (714) 447-4993
Email: cj_chan@chanandassoc.com

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended,		Year Ended
	November 30,	November 30,	November 30,	November 30,
	2005	2004	2005	2004
	(US dollars in thousands, except per share amounts)

Revenues	$203,564	$116,701	$679,609	$459,014
Cost of revenues - non cash equity compensation	—	36	—	7,827
Cost of revenues - other	159,334	92,451	535,315	356,558
Total cost of revenues	159,334	92,487	535,315	364,385
Gross profit	44,230	24,214	144,294	94,629
Operating expenses:
Research and development - development arrangement	—	—	—	(6,000)
Research and development - non cash equity compensation	—	83	—	23,959
Research and development - other	16,845	10,597	54,327	37,429
Total research and development	16,845	10,680	54,327	55,388

Selling, general and administrative - non cash equity compensation	207	478	828	136,363
Selling, general and administrative - other	11,531	7,884	38,014	28,005
Total selling, general and administrative	11,738	8,362	38,842	164,368

Amortization of intangible assets	1,658	397	3,218	1,169
In process research and development	1,000	852	3,230	852
Other costs	—	(201)	—	2,388
Total operating expenses	31,241	20,090	99,617	224,165
Operating income (loss)	12,989	4,124	44,677	(129,536)
Interest income, net	156	147	1,176	1,052
Income (loss) from continuing operations before income taxes	13,145	4,271	45,853	(128,484)
Provision (benefit) for income taxes	(394)	(3,937)	3,964	(6,239)
Net income (loss) from continuing operations	13,539	8,208	41,889	(122,245)
Income (loss) from discontinued operations (net of taxes)	280	—	280	(12,924)
Net income (loss)	$13,819	$8,208	$42,169	$(135,169)

Net earnings (loss) per share - basic:
Net income (loss) from continuing operations	$0.48	$0.29	$1.48	$(6.72)
Income (loss) from discontinued operations, net of income tax	0.01	—	0.01	(0.71)
Net earnings (loss) per share	$0.49	$0.29	$1.49	$(7.43)

Net earnings (loss) per share - diluted:
Net income (loss) from continuing operations	$0.47	$0.29	$1.44	$(6.72)
Income (loss) from discontinued operations, net of income tax	0.01	—	0.01	(0.71)
Net earnings (loss) per share	$0.48	$0.29	$1.45	$(7.43)

Weighted average common shares and class B preferred ordinary shares (in thousands), used in computing net earnings (loss) per share:
Basic	28,425	28,020	28,329	18,195
Diluted	28,867	28,581	29,031	18,195

Pro forma net earnings (loss) per common share from continuing operations (a)
Basic	$0.48	$0.29	$1.48	$(4.78)
Diluted	$0.47	$0.29	$1.44	$(4.78)

Weighted-average common shares (in thousands), used in computing the pro forma net earnings (loss) per share:
Basic	28,425	28,020	28,329	25,583
Diluted	28,867	28,581	29,031	25,583

(a) Pro forma net earnings (loss) per share reflects the effect on the year ended November 30, 2004 of the conversion of Xyratex Group Limited class A and class B preferred ordinary shares and class C ordinary shares to common shares of Xyratex Ltd on completion of its initial public offering, on June 29, 2004, by assuming the conversion had taken place at the beginning of the year.

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	November 30,	November 30,
	2005	2004
	(US dollars and amounts in thousands)

ASSETS
Current assets:
Cash and cash equivalents	$41,240	$63,495
Accounts receivable, net	82,449	49,656
Inventories	71,543	43,014
Prepaid expenses	2,244	2,594
Deferred income taxes	6,480	6,774
Other current assets	3,236	2,855
Total current assets	207,192	168,388
Property, plant and equipment, net	25,643	14,495
Intangible assets, net	50,904	7,911
Deferred income taxes	17,551	14,448
Total assets	$301,290	$205,242

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$79,927	$47,067
Acquisition note payable	3,000	2,000
Short-term borrowings	4,000	4,000
Employee compensation and benefits payable	13,620	10,811
Deferred revenue	16,434	1,887
Income taxes payable	421	462
Deferred income taxes	—	536
Other accrued liabilities	15,506	10,778
Total current liabilities	132,908	77,541
Long-term debt	7,000	11,000
Total liabilities	139,908	88,541

Shareholders’ equity
Common shares of Xyratex Ltd (in thousands), par value $0.01 per share 70,000 authorized, 28,437 and 28,043 issued and outstanding	284	280
Additional paid-in capital	333,886	329,267
Accumulated other comprehensive income (loss)	(1,356)	755
Accumulated deficit	(171,432)	(213,601)
Total shareholders’ equity	161,382	116,701
Total liabilities and shareholders’ equity	$301,290	$205,242

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended
	November 30,	November 30,
	2005	2004
	(US dollars in thousands)
Cash flows from operating activities:
Net income (loss) from continuing operations	$41,889	$(122,245)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	6,694	5,336
Amortization of intangible assets	3,218	1,169
In process research and development	1,000	852
Non-cash equity compensation	828	168,149
Bonus paid by trust	144	—
Loss (gain) on sale of assets	90	(36)
Supplier note receivable	—	(6,000)
Changes in assets and liabilities, net of impact of acquisitions and divestitures
Accounts receivable	(29,272)	(6,695)
Inventories	(16,297)	(2,084)
Prepaid expenses and other current assets	(542)	244
Accounts payable	25,668	4,251
Customer advance	—	(1,073)
Employee compensation and benefits payable	2,474	(1,610)
Deferred revenue	(2,560)	(11,093)
Income taxes payable	(643)	147
Deferred income taxes	4,403	(7,709)
Other accrued liabilities	(1,558)	1,234
Net cash provided by operating activities	35,536	22,837

Cash flows from investing activities:
Investments in property, plant and equipment	(17,070)	(8,985)
Dispositions of property, plant and equipment	—	36
Acquisition of business, net of cash received	(32,043)	(7,418)
Repayment of supplier note receivable	—	6,000
Net cash used in investing activities	(49,113)	(10,367)

Cash flows from financing activities:
Net payments of short-term borrowings	(9,133)	(4,133)
Payment of acquisition note payable	(2,000)	—
Proceeds from issuance of shares	2,175	53,150
Net cash provided by (used in) financing activities	(8,958)	49,017
Net cash provided by discontinued operations	280	—
Change in cash and cash equivalents	(22,255)	61,487
Cash and cash equivalents at beginning of period	63,495	2,008
Cash and cash equivalents at end of period	$41,240	$63,495

XYRATEX LTD

UNAUDITED RECONCILIATION OF GAAP NET INCOME FROM CONTINUING OPERATIONS TO NON-GAAP NET INCOME

	Three Months Ended
	GAAP	Non-GAAP	Non-GAAP
	November 30,	Adjustment	November 30,
	2005	(a)	2005
	(US dollars in thousands, except per share amounts)

Revenues	$203,564		$203,564
Cost of revenues	159,334		159,334
Gross profit	44,230		44,230
Operating expenses:
Research and development - other	16,845	(830)	16,015
Total research and development	16,845		16,015

Selling, general and administrative - non cash equity compensation	207	(207)	—
Selling, general and administrative - other	11,531		11,531
Total selling, general and administrative	11,738		11,531

Amortization of intangible assets	1,658	(1,658)	—
In process research and development	1,000	(1,000)	—
Total operating expenses	31,241		27,546
Operating income	12,989		16,684
Interest income, net	156		156
Income before income taxes	13,145		16,840
Provision for income taxes	(394)	1,701	1,307
Net income	$13,539		$15,533

Pro forma net earnings per common share
Basic	$0.48		$0.55
Diluted	$0.47		$0.54

Weighted-average common shares (in thousands), used in computing the pro forma net earnings per share:
Basic	28,425		28,425
Diluted	28,867		28,867

	Year Ended
	GAAP	Non-GAAP	Non-GAAP
	November 30,	Adjustment	November 30,
	2005	(a)	2005
	(US dollars in thousands, except per share amounts)

Revenues	$679,609		$679,609
Cost of revenues	535,315		535,315
Gross profit	144,294		144,294
Operating expenses:
Research and development - other	54,327	(830)	53,497
Total research and development	54,327		53,497

Selling, general and administrative - non cash equity compensation	828	(828)	—
Selling, general and administrative - other	38,014		38,014
Total selling, general and administrative	38,842		38,014

Amortization of intangible assets	3,218	(3,218)	—
In process research and development	3,230	(3,230)	—
Total operating expenses	99,617		91,511
Operating income	44,677		52,783
Interest income, net	1,176		1,176
Income before income taxes	45,853		53,959
Provision for income taxes	3,964	3,047	7,011
Net income	$41,889		$46,948

Pro forma net earnings per common share
Basic	$1.48		$1.66
Diluted	$1.44		$1.62

Weighted-average common shares (in thousands), used in computing the pro forma net earnings per share:
Basic	28,329		28,329
Diluted	29,031		29,031

	Three Months Ended
	GAAP	Non-GAAP	Non-GAAP
	November 30,	Adjustment	November 30,
	2004	(a)	2004
	(US dollars in thousands, except per share amounts)

Revenues	$116,701		$116,701
Cost of revenues - non cash equity compensation	36	(36)	—
Cost of revenues - other	92,451		92,451
Total cost of revenues	92,487		92,451
Gross profit	24,214		24,250
Operating expenses:
Research and development - non cash equity compensation	83	(83)	—
Research and development - other	10,597		10,597
Total research and development	10,680		10,597

Selling, general and administrative - non cash equity compensation	478	(478)	—
Selling, general and administrative - other	7,884		7,884
Total selling, general and administrative	8,362		7,884

Amortization of intangible assets	397	(397)	—
In process research and development	852	(852)	—
Other costs	(201)	201	—
Total operating expenses	20,090		18,481
Operating income (loss)	4,124		5,769
Interest income, net	147		147
Income (loss) from continuing operations before income taxes	4,271		5,916
Provision (benefit) for income taxes	(3,937)	4,409	472
Net income (loss) from continuing operations	$8,208		$5,444

Pro forma net earnings per common share
Basic	$0.29		$0.19
Diluted	$0.29		$0.19

Weighted-average common shares (in thousands), used in computing pro forma net earnings per share:
Basic	28,020		28,020
Diluted	28,581		28,581

	Year Ended
	GAAP	Non-GAAP	Non-GAAP
	November 30,	Adjustment	November 30,
	2004	(a)	2004
	(US dollars in thousands, except per share amounts)

Revenues	$459,014		$459,014
Cost of revenues - non cash equity compensation	7,827	(7,827)	—
Cost of revenues - other	356,558		356,558
Total cost of revenues	364,385		356,558
Gross profit	94,629		102,456
Operating expenses:
Research and development - development arrangement	(6,000)	6,000	—
Research and development - non cash equity compensation	23,959	(23,959)	—
Research and development - other	37,429		37,429
Total research and development	55,388		37,429

Selling, general and administrative - non cash equity compensation	136,363	(136,363)	—
Selling, general and administrative - other	28,005		28,005
Total selling, general and administrative	164,368		28,005

Amortization of intangible assets	1,169	(1,169)	—
In process research and development	852	(852)	—
Other costs	2,388	(2,388)	—
Total operating expenses	224,165		65,434
Operating income (loss)	(129,536)		37,022
Interest income (expense), net	1,052	(933)	119
Income (loss) from continuing operations before income taxes	(128,484)		37,141
Provision (benefit) for income taxes	(6,239)	12,534	6,295
Net income (loss) from continuing operations	$(122,245)		$30,846

Pro forma net earnings per common share
Basic	$(4.78)		$1.21
Diluted	$(4.78)		$1.18

Weighted-average common shares (in thousands), used in computing pro forma net earnings per share:
Basic	25,583		25,583
Diluted	25,583		26,225

(a)                                  Non-GAAP Adjustment for the three and twelve month periods ended November 30, 2005 includes non-cash amortization of intangible assets and in process research and development expense and the related tax effects and non-cash equity compensation expense. Non-GAAP Adjustment in these periods also includes expenses of $830,000 resulting from withdrawing from a major research and development project and the related tax effect and a tax benefit of $864,000 resulting from a reorganization of our legal structure. Non-GAAP Adjustment for the three and twelve month periods ended November 30, 2004 includes non cash equity compensation expense and the related tax effect, non-cash amortization of intangible assets and the related tax effect and in process research and development expense and the related tax effect. Non-GAAP Adjustment for the twelve months ended November 30, 2004 also includes elimination of the bad debt allowance on a supplier loan of $6,000,000 and accrued interest of $933,000 together with the related tax on the accrued interest and expenses recorded in connection with our preparation for our initial public offering.

We believe these Non-GAAP measures are useful to investors because they provide an alternative method of measuring the operating performance of our business by excluding certain expenses, gains and losses which we believe are not indicative of our core operating results.

(b)                                 Pro forma net earnings per share reflects the effect on the year ended November 30, 2004 of the conversion of Xyratex Group Limited class A and class B preferred ordinary shares and class C ordinary shares to common shares of Xyratex Ltd on completion of its initial public offering, on June 29, 2004, by assuming the conversion had taken place at the beginning of the year.